                                                                                                EXHIBIT 12
Alaska Air Group, Inc.
Calculation of Ratio of Earnings to Fixed Charges
(In thousands, except ratios)
                                                       1996      1995        1994        1993         1992
Earnings:
Income (loss) before income tax
  expense and accounting change                    $64,349    $33,983     $40,961    ($45,812)   ($125,706)

Less: Capitalized interest                          (1,031)      (208)       (353)       (446)      (6,102)
Add:
Interest on indebtedness                            38,394     51,479      46,960      37,624       43,223
Amortization of debt expense                         1,224      1,100       1,368         690          643
Portion of rent under long-term
  operating leases representative
  of an interest factor                             71,562     67,295      65,618      60,136       49,889

Earnings Available for Fixed Charges              $174,498   $153,649    $154,554     $52,192     ($38,053)

Fixed Charges:
Interest                                            38,394     51,479      46,960      37,624       43,223
Amortization of debt expense                         1,224      1,100       1,368         690          643
Portion of rent under long-term
  operating leases representative
  of an interest factor                             71,562     67,295      65,618      60,136       49,889

Total Fixed Charges                               $111,180   $119,874    $113,946     $98,450      $93,755

Ratio of Earnings to Fixed Charges                    1.57       1.28        1.36        0.53        (0.41)

Coverage deficiency                                      -          -           -     $46,258     $131,808
